UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Millennium Pharmaceuticals, Inc.

(Name of Subject Company)

Millennium Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Deborah Dunsire, M.D.

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street

Cambridge, Massachusetts 02139

(617) 679-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Joel S. Goldberg, Esq. Vice President and Secretary Millennium Pharmaceuticals, Inc. 40 Landsdowne Street Cambridge, Massachusetts 02139 Telephone: (617) 679-7000 Telecopy: (617) 374-0074

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) initially filed with the U.S. Securities and Exchange Commission on April 11, 2008, by Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”), as amended or supplemented from time to time.  The Schedule relates to the tender offer by Mahogany Acquisition Corp., a Delaware corporation, and wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation, and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan, to purchase all of the issued and outstanding shares of Millennium common stock at a price per share of $25.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2008, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

All information in the Schedule, as previously amended or supplemented, is incorporated by reference in this Amendment No. 6, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9, as previously amended or supplemented, remains unchanged.  Capitalized terms used below but not defined in this Amendment No. 6 have the meanings set forth in the Schedule.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by adding the following:

Expiration and Subsequent Offering Period

TPC and Millennium announced on May 9, 2008 that the initial offering period expired and that Purchaser has accepted for purchase all of the shares of Millennium common stock validly tendered and not withdrawn pursuant to the Offer prior to the expiration of the initial offering period.  According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of May 8, 2008, a total of 273,953,854 shares of Millennium common stock were validly tendered and not withdrawn in the initial offering period of the Offer, which, together with 26,917,513 shares tendered under guaranteed delivery procedures, represents approximately 91.9% of all outstanding shares of Millennium common stock.

TPC also announced that Purchaser has commenced a subsequent offering period for all of the remaining untendered shares of Millennium common stock that will expire at 12:00 midnight, New York City time, at the end of May 13, 2008, unless extended. Promptly upon acceptance for payment of, and payment for, the tendered shares of Millennium common stock in the Offer, the Merger Agreement provides Purchaser the right to designate individuals comprising a majority of the Millennium Board.

Item 9.  Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(13)	Joint Press Release, dated May 9, 2008, issued by TPC and Millennium*

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joel Goldberg
Joel Goldberg
Vice President and Secretary

Date: May 9, 2008